Exhibit 99.1

Audit Report

regarding the reduction of the share capital

with balance sheet as of December 31, 2004 of

Ciba Specialty Chemicals Holding Inc., Basel

                                    Ernst & Young Ltd                   Phone        +41 58 286 31 11
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To the General Meeting of

Ciba Specialty Chemicals Holding Inc., Basel

Zurich, February 11, 2005

Audit report in accordance with Art. 732 CO regarding the
reduction of the share capital

The Board of Directors of Ciba Specialty Chemicals Holding Inc. has engaged us to prepare the audit report on the intended reduction of the share capital.

The balance sheet as of December 31, 2004 and the proposal for the reduction of the share capital are the responsibility of the Board of Directors. Our responsibility is to express an opinion on whether the claims of the creditors are still fully covered after the proposed capital reduction based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

In this case the Board of Directors proposes that the share capital of	CHF 212,479,851

divided into 70,826,617 registered shares of nominal CHF 3 per share through cancellation of 1,762,000 registered shares of nominal CHF 3 or in total	CHF 5,286,000
shall be reduced to	CHF 207,193,851

Further the Board of Directors proposes that the share capital of	CHF 207,193,851

divided into 69,064,617 registered shares of nominal CHF 3 per share through repayment of CHF 2 per share or in total	CHF 138,129,234
shall be reduced to	CHF 69,064,617

After the reduction the share capital is divided into 69,064,617 registered shares of a nominal value of CHF 1 each.

The repayment is made in cash.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the evaluation of the full coverage of the creditors after the capital reduction is free from material misstatement. We have performed audit procedures appropriate in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the claims of creditors will still be fully covered after the reduction of the share capital.

Ernst & Young Ltd
Manuel Aeby Swiss Certified Accountant (in charge of the audit)	Patrick Fawer Swiss Certified Accountant

Enclosure:
- Balance sheet as of December 31, 2004, before and after capital reduction.

Ciba Specialty Chemicals Holding Inc., Basel

(all amounts in Swiss francs)

Balance sheet as of	BEFORE share cancellation and capital repayment December 31, 2004		AFTER share cancellation and BEFORE capital repayment December 31, 2004		AFTER share cancellation and AFTER capital repayment December 31, 2004

Assets
Cash and cash equivalents		490’101’142.16		490’101’142.16		490’101’142.16
Short-term investments		153’090’028.00		677’028.00		225’676.00
Accounts receivable:		5’016’944.36		5’016’944.36		5’016’944.36
Subsidiaries	4’861’521.74		4’861’521.74		4’861’521.74
Third parties	155’422.62		155’422.62		155’422.62
Prepaid expenses		283’040.01		283’040.01		283’040.01
Total current assets		648’491’154.53		496’078’154.53		495’626’802.53

Loans:		356’445’725.43		356’445’725.43		356’445’725.43
Subsidiaries	340’445’725.43		340’445’725.43		340’445’725.43
Third parties	16’000’000.00		16’000’000.00		16’000’000.00
Financial investments		2’030’751’740.29		2’030’751’740.29		2’030’751’740.29
Other financial assets		2’724’191.82		2’724’191.82		2’724’191.82
Total financial assets		2’389’921’657.54		2’389’921’657.54		2’389’921’657.54
Total long-term assets		2’389’921’657.54		2’389’921’657.54		2’389’921’657.54
Total assets		3’038’412’812.07		2’885’999’812.07		2’885’548’460.07

Liabilities and shareholders’ equity
Short-term liabilities:		70’920’058.02		70’920’058.02		208’597’940.02
Subsidiaries	54’456’826.62		54’456’826.62		54’456’826.62
Third parties	16’463’231.40		16’463’231.40		16’463’231.40
Shareholders	0.00		0.00		137’677’882.00
Short-term accrued liabilities		13’770’216.79		13’770’216.79		13’770’216.79
Long-term bonds		300’000’000.00		300’000’000.00		300’000’000.00
Long-term accrued liabilities		126’000’000.00		126’000’000.00		126’000’000.00
Total liabilities		510’690’274.81		510’690’274.81		648’368’156.81

Common stock		212’479’851.00		207’193’851.00		69’064’617.00
Legal reserves:		1’659’108’279.05		1’511’981’279.05		1'511'981'279.05
General reserve	1’419’828’788.60		1’435’284’653.05		1’435’284’653.05
Treasury stock reserve	239’279’490.45		76’696’626.00		76’696’626.00
Retained earnings brought forward		656’134’407.21		656’134’407.21		656’134’407.21
Retained earnings of previous year	635’492’731.75		635’492’731.75		635’492’731.75
Profit for the year	20’641’675.46		20’641’675.46		20’641’675.46
Total shareholders’ equity		2'527’722’537.26		2’375’309’537.26		2’237’180’303.26
Total liabilities and shareholders’ equity		3’038’412’812.07		2’885’999’812.07		2’885’548’460.07